

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2012

<u>Via Email</u>
Christopher J. Carey
Chief Financial Officer
City National Corporation
City National Plaza
555 South Flower Street
Los Angeles, California 90071

**Re: City National Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2011
          Filed February 28, 2012
          File No. 1-10521**

Dear Mr. Carey:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Please contact David Lyon at (202) 551-3421 or me at (202) 551-3419 with any questions.

                                        Sincerely,

                                        /s/ Christian Windsor

                                        Christian Windsor
                                        Special Counsel